Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. and IMS Health Incorporated]

Master Q&A for Managers

•	Overall

•	Organization Structure

•	Transition and Integration

•	Timing and Closing

•	Communication

•	Employment Terms

Overall

1.	Why are IMS and VNU merging?

This merger is about growth and capitalizing on the capabilities and expertise of both companies, by bringing together our data assets and expanding our consulting and services offerings. It will give us unparalleled depth and reach in three major global industries: media and entertainment, healthcare, and consumer products. Together, we will enhance the value we provide to current clients and tap opportunities to serve new clients. We are creating a global leader in market intelligence.

2.	Why are we doing this now?

The timing is right. The business environment our clients face today is radically different than it was just a few years ago. Now, clients are demanding more and better information to maximize their ROI and global reach. Our market and media intelligence businesses – Media Measurement and Information, Marketing Information, and IMS Health – will reinforce and strengthen each other. Working together, we’ll be able to enhance the value we deliver to clients, accelerate innovation and further develop our consulting and services capabilities. This is about building analysis and advice on top of essential market measurement services to help clients make the right decisions to run their businesses better. Additionally, our diverse media channels in Business Information are perfect platforms to provide market insights and communication opportunities that enable business decisions.

3.	What’s the profile of the combined company?

Together, we will be part of company generating 4.7 billion euros in revenue with more than 44,000 employees in 110 countries capable of delivering market intelligence analysis and insights with a full range of products and services. We will have unparalleled access to the global pharmaceutical, healthcare, retail and media markets. The economics of the combined company are compelling, with both companies enjoying a high level of recurring revenue streams, a strong balance sheet and excellent financial flexibility.

4.	Isn’t this merger “back to the future” given that both IMS and VNU divisions were spun off from previous combinations because the synergies weren’t there?

We believe there are real and compelling synergies across the businesses, and that the trends and changes in the marketplace over the past 10 years argue strongly in favor of putting them together again. These include dramatic changes in consumer behavior; common client needs to improve marketing effectiveness and ROI; technology advances that make it practical and affordable to integrate information across data sources; and advances in modeling and analytical techniques that uncover patterns and opportunities in the marketplace.

For example, our three largest brands, IMS, ACNielsen and Nielsen Media Research each measure and analyze consumer behavior and spending in their markets. We think the ability to develop an integrated view of how consumers respond to advertising and promotion, make decisions and manage their spending on healthcare, on food and household products and on media and entertainment will yield significant and productive new insights for our clients.

5.	Is this a merger or an acquisition?

Effectively, it is both. From a financial standpoint, VNU has offered to purchase all of the outstanding stock of IMS at a price of $28.10 per share, in a combination of equity and cash. From an operational standpoint, this will be a merger of our two companies.

6.	What are the benefits of this merger?

This merger is the right thing to do for our clients, shareholders and employees. Together, we will forge a flexible, responsive company with the global presence, talent, capabilities and management focus to deliver innovative offerings, serve a growing client base, and venture into exciting new markets. This is an expansion of opportunity for both companies and our people, who will have new prospects for professional growth available to them.

7.	How does this benefit clients?

This combination will enhance what we can deliver to clients. It allows us – as one company – to expand our consulting and services capabilities, capitalize on our complementary data assets and address new audiences in new markets. For example, IMS brings expertise in pharmaceutical product positioning, forecasting, pricing and reimbursement strategy, physician targeting and promotion mix. VNU conducts consumer panels that provide intelligence about media influences on patient and prescriber behaviors. The real power is bringing that together for clients — creating an integrated view of market dynamics.

8.	Why did IMS entertain the prospects of a merger?

IMS chose to be part of this merger to be positioned for future growth. IMS has always actively investigated and pursued relationships – be they acquisitions, alliances, partnerships or mergers – that are compelling growth opportunities and that advance the vision of delivering unmatched intelligence and insights to clients.

9.	How does this transaction benefit VNU, and address its business opportunities?

VNU has undergone its own transformation in recent years, moving from a diversified publisher into the world’s leading marketing information, media measurement and business information company. The merger brings a highly profitable and growing business to VNU, and complements the leadership team with one that has a great track record of execution. Our new organization will be able to draw on a much larger pool of innovative, technical, marketing and managerial talent to grow top-line revenue, provide quality service for clients and drive earnings growth.

10.	Will the combined company have a new name? What will happen to current branding initiatives?

Both VNU (through ACNielsen, Nielsen Media Research, Billboard, Hollywood Reporter, Intermediair and other brands) and IMS have very strong brands and brand equity. VNU has traditionally gone to market with these core brands. As we build a stronger, company-wide business proposition, we may consider changes to our corporate branding. We’ll take a look at this during the period prior to closing to determine if any changes would be beneficial.

Organization Structure

11.	What will the management structure of the combined company look like?

The combined companies will go to market with an exceptionally strong leadership team. The Executive Board will be headed by VNU’s Rob van den Bergh as Chairman and CEO and Rob Ruijter will continue as CFO. IMS’s CEO, David Carlucci, joins the Board as Deputy CEO and COO, and Nancy Cooper, IMS’s CFO, joins the Board as Chief Transformation Officer. The Board has responsibility for strategy, portfolio policy, allocation of Human Resources, and overall execution of company policies.

The Executive Board reports to a Supervisory Board, which will consist of 10 directors, six from the current VNU Board and four from IMS’s current Board of Directors.

In performing its supervisory role, the Supervisory Board considers the interest of all parties involved in the company. The Supervisory Board submits the company’s financial statements to the General Meeting of Shareholders.

12.	Will the new company’s business units continue to operate as separate entities?

Until the merger closes, the current businesses of VNU and IMS will continue to operate as distinct units. During the next six months, under Nancy Cooper’s leadership, integration teams will explore opportunities for cross-selling and joint consulting and services engagements, as well as ways to apply common business processes and go-to-market strategies.

13.	What will David Carlucci’s role be as Deputy CEO and COO?

In this role, Dave will have responsibility for IMS, Media Measurement & Information and Marketing Information, reporting to Rob van den Bergh. Rob van den Bergh will direct Business Information, Human Resources and Legal.

14.	What is the role of the Chief Transformation Officer? Is the role temporary?

Nancy Cooper, currently IMS’s CFO, assumes responsibility for all integration activities, enterprise processes, business development initiatives, information technology and production. This is a permanent role.

15.	Will David Thomas, IMS’s Executive Chairman, continue to play a role in the new organization?

Yes. David Thomas and three other current IMS board members will join VNU’s Supervisory Board. He will be Vice Chairman of the Supervisory Board.

16.	Does Business Information fit strategically in this new enterprise?

VNU’s Business Information unit is strong. It has leading positions and brands (such as Billboard, Hollywood Reporter, Adweek, Intermediair, Computing) along with its highly successful and profitable trade show and eMedia businesses. It continues to be a valuable part of the organization, with great assets, brands and substantial cash flow generation. There are some potential areas of synergy and we will evaluate these linkages over time.

Transition and Integration

17.	Are there regulatory reviews and approvals that need to take place to close the transaction?

We will immediately begin work to obtain the required regulatory and shareholder approvals, and anticipate that the transaction will close in the first quarter of 2006.

18.	What will happen between now and when the deal closes?

We expect to make no changes and operate business as usual within both organizations between now and when the merger closes. In the next few weeks, we will mobilize teams to begin our integration planning effort. We expect to complete the integration plan by the end of the year.

19.	What is the goal of the integration plan?

The goal of the integration plan is to lay out the steps to bring our two companies together swiftly and smoothly — while minimizing disruption to the services we provide and maximizing the speed at which we capture the benefits of the combined organization. We will continue to maintain our principal market and media intelligence businesses, designing a go-to-market approach that cuts across them. And we will implement an integration plan that creates global processes to improve business performance and applies the expertise and experience of our teams to deliver results.

20.	When do we begin implementing our integration plan?

We will begin implementing our integration plan as soon as the deal closes.

21.	Who will lead integration efforts?

Nancy Cooper, the Chief Transformation Officer, will lead the integration effort, with oversight by the Executive Board.

22.	Can I contact my counterpart (or anyone) in the other company between now and when the deal is completed?

Until the merger closes, the only contact we can have is through the joint integration planning effort.

Timing and Closing

23.	Do the shareholders of both companies need to approve the merger?

Yes. A majority vote is needed from each set of shareholders.

24.	Are there any potential union issues in Europe or regulatory barriers to closing the deal?

While we don’t anticipate any material or significant issues, we do need to complete standard regulatory and labor-related reviews and approvals to complete the transaction.

25.	When does VNU plan on listing on a stock exchange in the U.S.?

VNU expects to list as an ADR (American Depository Receipt) on the New York Stock Exchange by the close of the transaction. The combined company will continue to be listed on Euronext Amsterdam.

26.	What is an ADR (American Depository Receipt)?

An ADR is a negotiable certificate that represents a specified number of shares of a foreign stock that is traded on a U.S. stock exchange. They are bought and sold just like regular shares of stock.

Communication

27.	How are we communicating this change to clients?

Each major business group is distributing letters to clients as appropriate to their organizations. A news release has been posted on both companies’ websites and on financial newswires around the globe. In addition, account teams, client service and sales reps, publishers and editors will contact key clients directly to inform them of the announcement and address any questions or concerns they may have. A summary of key messages for clients has been posted for managers on an Intranet site.

28.	How do we address questions we receive from the press or other outside parties?

Any questions you receive from the media should be directed immediately to Will Thoretz at 646-654-5024 for VNU and Bill Hughes at 203-319-4732 for IMS. Client questions should be directed to the appropriate account manager.

29.	When will we get more information? Can employees make suggestions on how the transition should be handled?

More information is available on a special website for employees of both companies, which can be found at http://ww.vi-together.com/employees. The website also provides a vehicle to submit questions about the transaction. In addition, we are putting in place a variety of communications to provide additional information, get your feedback and provide answers to your questions.

30.	Who can I contact if I have any questions?

Questions that are not urgent can be submitted on the employee website, http://ww.vi-together.com/employees.If you have more urgent questions or concerns, please speak with your manager or your HR Representative.

Employment Terms

31.	How will the merger affect my employment?

Between now and the close of the deal, we do not anticipate any major organizational changes.

32.	Will there be any layoffs as a result of this announcement?

This merger is about growth and enhancing our capabilities. For the vast majority of employees, little change is anticipated in the merged company, and speculation about layoffs is premature.

33.	Will my job change?

For the vast majority of employees, little change is anticipated in the merged company. And at this point, we have not contemplated any changes to specific jobs.

34.	Will any offices be closed?

We have not identified any offices to close at this time. However, in cities where both VNU and IMS have a presence, there may be an opportunity to consolidate or co-locate facilities. We will review these opportunities as part of our integration planning effort.

35.	Where will the headquarters be located?

VNU has headquarters in both New York City in the United States and Haarlem, the Netherlands. Again, it is premature to talk about office closings.

36.	Will there be changes in compensation or benefits for employees?

Until the merger transaction is completed, compensation and benefits plans will remain the same. Since our Employee Stock Purchase Plan is designed around IMS stock, it will be closed at the end of the year. Other than that, we have not identified any specific changes to make to our compensation programs that would adversely affect employees.

37.	Will my bonus for 2005 be affected?

No, your bonus for 2005 will not be affected. All incentive plans will stay in place and be paid accordingly.

38.	What happens to IMS stock I hold in the company savings plan and/or the Employee Stock Purchase Plan?

IMS stock will be treated consistently regardless of how it is held. Each share will be purchased by VNU for the merger consideration, which has a value of $28.10 per share at the announcement date. This will be paid in the form of equity and cash. When the merger is completed, you will receive for each of your IMS shares American Depository Receipts (ADRs) representing 0.60415 VNU shares plus $11.25 in cash.

This exchange ratio was set on July 9, 2005, the last trading day before the deal was announced based on the closing stock price of both companies. At that date, the value of the VNU shares (the ADRs) to be paid in the merger represented 60% of the merger consideration and the $11.25 cash represented 40 percent of the merger consideration. The exchange ratio and the fixed amount of cash consideration will not change between the announcement date and closing, but the value of the .60415 VNU shares will fluctuate with changes in the market price of VNU shares. We will provide more detail regarding the impact on stock and stock options in the coming weeks.

39.	I hold vested IMS stock options. What happens to these when the merger is completed?

Upon completion of the merger, your IMS stock options will be converted into options on ADRs of VNU. The same exchange ratio described above, 0.60415 VNU shares, will be used to convert a portion of your options and the $11.25 will be used to convert the balance. For each share of IMS that you could acquire by exercise of an option, you will have a right to acquire ADRs relating to .60415 VNU share plus part of a VNU ADR share determined by dividing $11.25 by the market price of VNU shares at the closing of the merger. For this purpose, the VNU “market price” will be the average trading price of VNU shares over a specified period (not more than ten business days) prior to the close of the deal, excluding the last business day immediately preceding the close

For example:

•	Assume you have an option for 100 IMS shares exercisable at $22 per share.

•	At the closing of the merger, the VNU market price is $27. Your option will be converted in part using the exchange ratio, to be a VNU option covering 60.415 shares (that is, 100 times .60415 share).

•	Your option will also be converted into a VNU option using the $11.25 cash amount, by dividing 100 times $11.25, or $11.25, by the VNU market price of $27, yielding 41.667 shares.

•	Thus, the converted option will cover 102.082 VNU shares (60.415 shares plus 41.667 shares).

•	The exercise price for the whole option will be the same as it was for the whole IMS option, $2,200 (that is, 100 shares times $22).

•	The per share exercise price of the converted option will be approximately $21.55 per VNU share ($2,200 divided by 102.082).

•	This conversion formula is intended to preserve the economic value of your option as measured by the economic value of the merger consideration to be received for each IMS share by a shareholder.

We will provide more detail regarding the impact on stock and stock options in the coming weeks.

40.	I hold vested IMS stock options. Can I exercise and sell those options before the merger is completed?

Yes, you may exercise and sell your vested options at any time prior to completion of the merger by following the same procedures you would today. However, your ability to exercise may be limited at certain times by the IMS insider trading policy and any other applicable blackout period (period during which you cannot trade company stock). IMS stock will be continue to be traded on the New York Stock Exchange until the merger is completed.

41.	I hold unvested IMS stock options. What happens to these when the merger is completed?

Upon completion of the merger, all of your unvested stock options- except for stock awards granted as part of an acquisition, earn-out or to new employees hired after July 9, 2005 will immediately become vested. Unvested stock options granted as part of an acquisition or to those new employees will continue to vest according to their normal vesting schedule.

Your options, whether vested or unvested, will all be converted into options on ADRs of VNU. We will provide more detail regarding the impact on stock and stock options in the coming weeks.

42.	I currently hold IMS stock options, both vested and unvested. What happens if I leave the company before the merger is completed?

If you leave before the merger is completed, any unvested options will immediately be forfeited, consistent with IMS policy. If you have vested options and you leave, you will have 90 days to exercise them. So if the merger is completed within that 90-day period, your vested IMS stock options will be converted into options on ADRs of VNU.

43.	What opportunities will be available in the new organization?

Given that the merger is about growth, it will result in a larger company with greater scope and scale, creating new opportunities for personal and professional development. We expect to have more specifics to communicate after integration planning is complete.

About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

     This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.